Pranos Inc

Financial Statements
For period ending Dec 31,2021

Prepared on
March 28, 2022

Table of Contents

Accountant's Report

Management is responsible for the accompanying financial statements of Pranos Inc., which comprise the balance sheet as of December 31, 2021 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the 2021 financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. I do not express an opinion, a conclusion, nor provide any assurance on these financial statements. The financial statements of Pranose Inc as of December 31, 2020, were subjected to a compilation engagement by other accountants whose report dated July 16, 2021 stated that they have not audited or reviewed the 2020 financial statements and do not express an opinion, a conclusion, nor provide any assurance on those financial statements.

Prepared by: Desiree Tyree, CPA
License #: AL 13511
Date: 3/28/2022
Address: Gardendale, AL 35071
Email: dtyree@accountfordata.com
Phone: 205.433.6800

Profit and Loss

January - December 2021

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
62200 Travel - Transportation	139.83
64100 Office Supplies	190.48
64400 Bank Charges & Fees	158.44
64500 Shipping, Freight & Delivery	40.28
65100 Advertising & Marketing	7,126.77
67400 Software Subscription	1,482.90
67500 Hosting Services	139.96
68100 Professional & Consulting Fees	1,002.43
68400 Legal & Professional Services	4,324.50
68550 Meals & Entertainment	88.37
69999 Uncategorized Expense	999.97
72100 Interest Expense	489.90
81100 Taxes Corporate	1,677.00
Stock Compensation Expense	498.97
Total Expenses	**18,359.80**
NET OPERATING INCOME	**-18,359.80**
NET INCOME	**$ -18,359.80**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
11100 BOA Checking X5710	51,108.45
Total Bank Accounts	**51,108.45**
Total Current Assets	**51,108.45**
TOTAL ASSETS	**$51,108.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21200 BOA Credit Card	294.39
Total Credit Cards	**294.39**
Other Current Liabilities	
23200 Deferred Revenue	48.25
Total Other Current Liabilities	**48.25**
Total Current Liabilities	**342.64**
Long-Term Liabilities	
24100 Loan Payable - Shareholder	7,500.71
33100 Convertible Debt	65,809.94
Total Long-Term Liabilities	**73,310.65**
Total Liabilities	**73,653.29**
Equity	
31100 Common Stock	6,069.98
31105 Common Stock Additional Paid In Capital	47,463.72
31250 Contributed Capital, Stock Warrant	1,030.69
32000 Retained Earnings	-58,749.43
Net Income	-18,359.80
Total Equity	**-22,544.84**
TOTAL LIABILITIES AND EQUITY	**$51,108.45**

Statement of Cash Flows

January - December 2021

	Jan - Dec 2021	Total
OPERATING ACTIVITIES		
Net Income	-18,359.80	-18,359.80
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
21200 BOA Credit Card	294.39	294.39
23200 Deferred Revenue	48.25	48.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**342.64**	**342.64**
Net cash provided by operating activities	**-18,017.16**	**-18,017.16**
FINANCING ACTIVITIES		
24100 Loan Payable - Shareholder	2,843.51	2,843.51
33100 Convertible Debt	65,809.94	65,809.94
31100 Common Stock	-47,562.40	-47,562.40
31105 Common Stock Additional Paid In Capital	47,463.72	47,463.72
31250 Contributed Capital, Stock Warrant	1,030.69	1,030.69
32000 Retained Earnings	-519.85	-519.85
Net cash provided by financing activities	**69,065.61**	**69,065.61**
NET CASH INCREASE FOR PERIOD	**51,048.45**	**51,048.45**

Statement of Change in Owner's Equity

As of December 31, 2021

	Common Stock, $.001 Par	Paid-in Capital in Excess of Par	Contributed Capital Stock Warrant	Retained Earnings	Total Stockholders Equity
Balance on January 1, 2021	6,059.66	47,572.72	542.04	-58,749.43	-4,575.01
Issued Shares	0.00	0.00	0.00	0.00	0.00
Repurchase of unvested shares	0.00	-109.00	0.00	0.00	-109.00
Vested Shares	10.32	0.00	488.65	0.00	498.97
Net Income	0.00	0.00	0.00	-18,359.80	-18,359.80
Balance on December 31,2021	**6,069.98**	**47,463.72**	**1,030.69**	**-77,109.23**	**-22,544.84**

Trial Balance

As of December 31, 2021

	Debit	Credit
11100 BOA Checking X5710	51,108.45	
21200 BOA Credit Card		294.39
23200 Deferred Revenue		48.25
24100 Loan Payable - Shareholder		7,500.71
33100 Convertible Debt		65,809.94
31100 Common Stock		6,069.98
31105 Common Stock Additional Paid In Capital		47,463.72
31250 Contributed Capital, Stock Warrant		1,030.69
32000 Retained Earnings	58,749.43	
62200 Travel - Transportation	139.83	
64100 Office Supplies	190.48	
64400 Bank Charges & Fees	158.44	
64500 Shipping, Freight & Delivery	40.28	
65100 Advertising & Marketing	7,126.77	
67400 Software Subscription	1,482.90	
67500 Hosting Services	139.96	
68100 Professional & Consulting Fees	1,002.43	
68400 Legal & Professional Services	4,324.50	
68550 Meals & Entertainment	88.37	
69999 Uncategorized Expense	999.97	
72100 Interest Expense	489.90	
81100 Taxes Corporate	1,677.00	
Stock Compensation Expense	498.97	
TOTAL	**$128,217.68**	**$128,217.68**

COMMON STOCK VESTING SCHEDULE 12/31/21

Ending 2020	10,000,000	6,059,659	1,914,545	482,386	1,432,159		
2021 Grant of RSU's			386,750		386,750		
2021 Shares Vested				498,968	(498,968)	0.001	498.97
2021 Repurchase		10,318	(119,318)	(10,318)	(109,000)		
2021 Ending	10,000,000	6,069,977	2,181,977	971,037	1,210,940		1,041
Share Par Value		6,069.977					

RSU Summary	Issued	Vested	Unvested
Total Issued	2,360,954	1,041,014	2,360,954
RSU's Converted to Common Stock	(69,977)	(69,977)	
RSU's Vested			(1,041,014)
RSU's Repurchased	(109,000)		(109,000)
Ending RSU's	2,181,977	971,037	1,210,940

Footnotes

Revenue - The company is currently pre-revenue and in development of its first consumer viable product.

Compensation - Cofounders, contractors, and other team members have only been compensated with restricted stock agreements on a 4-year vesting schedule. When vested, the employees have the option to purchase the shares at Par ($.001/share). Vested stock is recorded as Stock Compensation Expense. See details on page 9. Every team member is under a comprehensive NDA and IP assignment agreement.

Financing - Founder and CEO, David Astoria, has invested majority of funding prior to 2021 which has been used for operations, research and development. Pranos Inc received $65,320 in Convertible Notes through Wefunder crowdfunding campaign in 2021. They're offered at 20% discount, 3% interest, and mature 48 months from the Effective Date. In the event of a Qualified Financing Event, the outstanding principal amount and any unpaid accrued interest will automatically convert into Equity Securities. Funds will be used for software & hardware development, and to deploy first product into the market.

Liabilities - $7500 Loan payable is due to CEO, David Astoria

Equity - The company has 10 million shares of common stock authorized. As of 12/31/21, 6,069,077 shares have been issued/outstanding and 2,181,977 RSU's have been offered (Vested 971,037 - Unvested 1,210,940).

Patents - Pranos Inc has filed a provisional patent application to the UPSTO and an International PCT application with the Korean Intellectual Property Office designed as the international search authority.

Commitments & Contingencies - Prano Inc is not currently involved with and does not know of any pending or threatening litigation against the company or it's members.